UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                       ()*

                             Wm. Wrigley Jr. Company
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                                (Name of Issuer)

       Common Stock (no par value) and Class B Common Stock (no par value)
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                         (Title of Class of Securities)

          982526 10 5 (Common Stock) 982526 20 4 (Class B Common Stock)
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                                 (CUSIP Number)

                              Alison Wrigley Rusack
                   1825 Ballard Canyon Road, Solvang, CA 93463
                                  (805)688-1278
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 26, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 982526 10 5 (Common Stock) 982526 20 4 (Class B Common Stock)
          -------------------------------------------------------------
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1        NAMES OF REPORTING PERSONS S.S. OR
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Alison Wrigley Rusack
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)/ /
                                                                          (b)/ /
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3        SEC USE ONLY

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4        SOURCE OF FUNDS
         N/A
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      / /

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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Illinois

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                            7       SOLE VOTING POWER (see Item 3)
NUMBER OF SHARES                    40,028 shares of Common Stock
  BENEFICIALLY             -----------------------------------------------------
   OWNED BY                 8       SHARED VOTING POWER
     EACH                           0
   REPORTING               -----------------------------------------------------
     PERSON                  9      SOLE DISPOSITIVE POWER*
     WITH                           1,000,028 shares of Common Stock and
                                    480,000 shares of Class B Common Stock
                           ----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    0
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,028
         shares of Common Stock and 480,000 shares of Class B Common Stock

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                             / /

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.5% of shares of Common Stock and 1.1% shares of Class B Common Stock; pursuant to Rule 13d-3(d)(1)(i)(B) deemed to own 0.8% of the issued and outstanding Common Stock.

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14       TYPE OF REPORTING PERSON
         00

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--------
* Includes 40,028 shares of Common Stock held by the filing person individually. Some of these shares of Common Stock and Class B Common Stock are subject to purchase under a right of first refusal.

SCHEDULE 13D

CUSIP No. 982526 10 5 (Common Stock) 982526 20 4 (Class B Common Stock)
          -------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS S.S. OR
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Alison Wrigley Rusack, Co-Trustee of various Wrigley family trusts

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)/ /
                                                                          (b)/ /
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         N/A

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Illinois

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                            7      SOLE VOTING POWER (see Item 3)
NUMBER OF SHARES                   0
  BENEFICIALLY             -----------------------------------------------------
   OWNED BY                 8      SHARED VOTING POWER
     EACH                          14,585,873 shares of Common Stock and
   REPORTING                       11,198,129 shares of Class B Common Stock
                           -----------------------------------------------------
    PERSON                  9      SOLE DISPOSITIVE POWER
     WITH                          0
                           -----------------------------------------------------
                           10      SHARED DISPOSITIVE POWER*
                                   14,585,873 shares of Common Stock and
                                   11,198,129 shares of Class B Common Stock
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         14,585,873 shares of Common Stock and
         11,198,129 shares of Class B Common Stock

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                             / /

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.0% of shares of Common Stock and 26.6% shares of Class B Common Stock; pursuant to Rule 13d-3(d)(1)(i)(B) deemed to own 13.3% of the issued and outstanding Common Stock.

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         00
--------------------------------------------------------------------------------



--------
* Some of these shares of Common Stock and Class B Common Stock are subject to purchase under a right of first refusal.

CUSIP No. 982526 10 5 (Common Stock) 982526 20 4 (Class B Common Stock)
          -------------------------------------------------------------

Item 1.  Security and Issuer

                The classes of equity securities to which this statement relates are Common stock, no par value, and Class B Common Stock, no par value, of the Wm. Wrigley Jr. Company (the "Company"), whose principal executive offices are located at 410 North Michigan Avenue, Chicago, Illinois 60611. The Class B Common Stock is not traded on any exchanges or over-the-counter, is restricted as to transfer or other disposition, and is convertible into Common Stock on a share-for-share basis. Upon the conversion, the resulting shares of Common Stock are freely transferable and publicly traded.

Item 2.  Identity and Background

(a)  Name:                 Alison Wrigley Rusack

(b)  Business Address:     1825 Ballard Canyon Road
                           Solvang, CA  93463

(c)  Principal Occupation:    Writer/Vintner

(d), (e) and (f) Ms. Rusack is a citizen of the United States of America. During the previous five years, Ms. Rusack has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and had not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                Upon the death of Mr. William Wrigley, various trusts holding shares of Wm. Wrigley Jr. Company Common Stock and Class B Common Stock were created of which Alison Wrigley Rusack, daughter of Mr. Wrigley, became beneficiary, successor co-trustee, or both. Due to litigation and other matters surrounding her father's estate, the ownership of the shares held in these trusts has been unclear. Most of the issues surrounding Mr. Wrigley's estate related to the shares of Wm. Wrigley Jr. Company stock have been settled, and as of November 26, 2002, Ms. Rusack is the beneficial owner of or has certain fiduciary rights and obligations over the shares of Common Stock and Class B Common Stock reported herein on pages 2 and 3.


Item 4.  Purpose of the Transaction.

                See item 3 above.

Item 5.  Interest in Securities of the Issuer.

(a) 15,585901 shares of Common Stock (8.5% of Common outstanding) 11,678,129 shares of Class B Common Stock (27.7% of Class B Common Stock outstanding)

         Includes 40,028 shares of Common Stock held by the filing person individually.

         Shares of Class B Common Stock are convertible at any time at the option of the holder into shares of Common Stock on a share-for-share basis. Pursuant to Rule 13d-3(d)(1)(i)(B), Ms. Rusack is deemed to beneficially own 27,264,030 shares of Common Stock, representing 14.0% of the issued and outstanding shares, after giving effect to the assumed conversion by Ms. Rusack of the shares of Class B Common Stock.

         The ownership percentages are based upon 183,180,272 shares of Common Stock and 42,146,531 shares of Class B Common Stock outstanding as of October 15, 2002, as reported in the Company's Form 10-Q for the quarter ended September 30, 2002.

(b)      Sole power to vote
         40,028 shares of Common Stock (0.0%)
         0 shares of Class B Common Stock (0.0%)

         Shared power to vote
         14,585,873 shares of Common Stock (8.0%)
         11,198,129 shares of Class B Common Stock (26.6%)

         Sole power to dispose
         1,000,028 shares of Common Stock (0.5%) 480,000
         shares of Class B Common Stock (1.1%)

         Shared power to dispose
         14,585,873 shares of Common Stock (8.0%)
         11,198,129 shares of Class B Common Stock (26.6%)

Power to vote and dispose is shared with William Wrigley, Jr. and William J. Hagenah III. Item 2 information for Mr. Wrigley is contained in his Schedule 13D filing. Item 2 information for Mr. Hagenah is contained in his Schedule 13D filing.

(c)      None

(d)      None

(e)      Not applicable

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

                See item 3 above.

Item 7.  Materials to Be Filed as Exhibits.

         None

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 6, 2002                    /s/ Alison Wrigley Rusack
                                            ------------------------------------
                                            Alison Wrigley Rusack,
                                            individually and as Co-Trustee of
                                            various Wrigley family trusts